ATLANTIC BANCGROUP, INC.

April 19, 2010

Kevin W. Vaughn
Branch Chief
U.S Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Atlantic BancGroup, Inc.
Form 10-K for the year ended December 31, 2008
Forms 10-Q for quarterly periods ended in 2009

Dear Mr. Vaughn:

We are currently completing our responses to the items contained in your letter dated April 8, 2010, and expect to complete them by May 11, 2010. Accordingly, we intend to file our response with the Securities and Exchange Commission on or before May 11, 2010. Please do not hesitate to call me at (904) 247-4092 if you have any questions or need any addition information in the interim.

Sincerely,

/s/ David L. Young

David L. Young
Principal Financial Officer